UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TERRACE VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

88101U 106
(CUSIP Number)

O'NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
Tel: (360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101U 106

1.	Names of Reporting Persons	Richard W. Donaldson
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:	Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	None.

8.	Shared Voting Power:	500,000 shares of common stock(1)(2)

9.	Sole Dispositive Power:	None

10.	Shared Dispositive Power:	500,000 shares of common stock(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	6.6%

14.	Type of Reporting Person (See Instructions)	IN

(1)	Based on the total issued and outstanding of 7,542,500 as at November 23, 2005.
(2)

Consists of shares of Terrace Ventures Inc. owned by Kahala Financial Corp. Mr. Donaldson is the principal stockholder of Kahala Financial Corp. and, as a result, may be deemed to beneficially own the shares held by Kahala Financial Corp.

CUSIP No. 88101U 106

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Common Shares”), of Terrace Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Suite 202, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed on behalf of Richard W. Donaldson (the “Reporting Person”). Mr. Donaldson is the sole director and officer of Kahala Financial Corp. (“Kahala”) and is also the sole shareholder of Kahala.

Kahala Financial Corp. is a company formed under the laws of Turks and Caicos Islands, British West Indies with its registered office Richmond House, P.O. Box 127, Providenciales, Turks & Caicos Islands, BWI. Kahala’s principal place of business is in Turks & Caicos Islands, BWI.

Richard W. Donaldson has a business address located at P.O. Box 230, Tower Plaza, Leeward Highway, Providenciales, Turks & Caicos Islands, British West Indies. Kahala’s principal place of business is in Turks & Caicos Islands, BWI. Mr. Donaldson is the sole director and officer of Kahala and is also the sole shareholder of Kahala. Mr. Donaldson is a citizen of Canada. Mr. Donaldson is a self-employed business consultant, involved in corporate management, reorganizations, mergers and acquisitions for over 25 years.

During the past five years, the Reporting Person has not:

(a)	been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b)

been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 23, 2005, Kahala acquired 500,000 Common Shares at a price of $1.00 per share for total proceeds of $500,000. Kahala paid for these Common Shares out of its working capital.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Shares for investment purposes.

Other than as described above, there are no plans or proposals that the Reporting Person is aware of which relate to or would result in any of the actions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of November 23, 2005, the Reporting Person beneficially owns the following securities of the Company:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Richard W. Donaldson	Common Stock	500,000 (indirect)	6.6%(2)

CUSIP No. 88101U 106

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of November 23, 2005, the Company had 7,542,500 Common Shares issued and outstanding.

(2)

Consists of shares of Terrace Ventures Inc. owned by Kahala Financial Corp. Mr. Donaldson is the principal stockholder of Kahala Financial Corp. and, as a result, may be deemed to beneficially own the shares held by Kahala Financial Corp.

(b)	Power to Vote and Dispose of the Company Shares:

All of the 500,000 Common Shares beneficially owned by Kahala are beneficially owned by the Reporting Person who possesses the power to vote and dispose of those Common Shares.

(c)	Transactions Effected During the Past 60 Days:

None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2005	/s/ Richard W. Donaldson
RICHARD W. DONALDSON